Exhibit 99.1

February 3, 2026

Everflow Eastern Partners, L.P.

585 West Main Street

Canfield, OH 44406

Attention: Mr. Michael W. Rathburn

SUBJECT:	Evaluation of Oil and Gas Reserves

To the Interests of Everflow Eastern Partners, L.P.

In Certain Properties Located in Ohio and Pennsylvania

Pursuant to the Requirements of the

Securities and Exchange Commission

As of December 31, 2025

Job 25.2385

At the request of Everflow Eastern Partners, L.P. (Everflow), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Michael W. Rathburn of Everflow. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable as of December 31, 2025. This reserves evaluation is pursuant to the financial reporting requirements of the United States (U.S.) Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC for the fiscal year ended December 31, 2025. The report was completed February 3, 2026. The following is a summary of the results of the evaluation.

Everflow Eastern Partners, L.P. Pursuant to SEC	Proved Developed		Total
	Producing (PDP)	Nonproducing (PDNP)	Proved (PDP & PDNP)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	252.654	0.000	252.654
Gas, MMcf:	11,039.702	0.000	11,039.702
NGL, Mbbl:	4.599	0.000	4.599
Gas Equivalent, MMcfe:	12,583.220	0.000	12,583.220
(1 bbl = 6 Mcfe)
Cash Flow BTAX, M$
Undiscounted:	17,993.728	0.000	17,993.728
Discounted at 10% Per Annum:	11,518.911	0.000	11,518.911
Please note numbers in table may not add due to rounding techniques in the ARIES™ petroleum software program.

Twelve Cadillac Drive  ●  Suite 260

Brentwood, TN  37027

(615) 370-0755    Fax (615) 370-0756

www.wrightandcompany.com

Mr. Michael W. Rathburn

Everflow Eastern Partners, L.P.

February 3, 2026

The properties evaluated in this report are located in the states of Ohio and Pennsylvania. According to Everflow, the total proved reserves included in this evaluation represent 100 percent of the reported total proved reserves of Everflow.

Proved oil and gas reserves are those quantities of oil and gas that can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $65.34 per barrel for West Texas Intermediate oil at Cushing, Oklahoma, and $3.387 per million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana. These benchmark base prices were adjusted for energy content, quality, basis differential, and contract terms, as appropriate. The resultant average adjusted total proved product prices are $61.97 per barrel of oil and $2.68 per thousand cubic feet (Mcf) of gas. The Natural Gas Liquids (NGL) product price was calculated to be approximately 41.60 percent of the base oil price, resulting in a weighted average adjusted price of $27.18 per barrel. The product prices and adjustments were held constant for the life of the properties.

Oil and other liquid hydrocarbon volumes are expressed in thousands of U.S. barrels (Mbbl) of 42 U.S. gallons per barrel. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. For purposes of this report, quantities of barrels of oil and natural gas liquids (NGL) are converted into equivalent quantities of natural gas at the ratio of one barrel (bbl) equals six thousand standard cubic feet equivalent (Mcfe). No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, state and county taxes, operating expenses, and investments, as applicable. The cash flow is before federal income tax (Cash Flow BTAX) and excludes consideration of any encumbrances against the properties if such exist. The Cash Flow BTAX was discounted monthly at an annual rate of 10.0 percent in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Oil, gas, and other liquid hydrocarbon reserves were evaluated for the proved developed producing (PDP) and proved developed nonproducing (PDNP) categories. The summary classification of total proved reserves combines the PDP and PDNP categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Everflow from continuing to produce from currently active wells.

Mr. Michael W. Rathburn

Everflow Eastern Partners, L.P.

February 3, 2026

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by Everflow. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Everflow with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Everflow with regard to product pricing, appropriate adjustments, and lease operating expenses. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

It should be noted that no abandonment costs were included in this evaluation in accordance with the instructions of Everflow. According to Everflow, the cost and liability for any asset retirement obligations are determined by Everflow and are subject to audit by an independent registered public accounting firm. Wright offers no opinion regarding Everflow’s calculations for the abandonment costs and liabilities.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Everflow, nor does Wright or any of its employees have direct financial interest in Everflow. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

Mr. Michael W. Rathburn

Everflow Eastern Partners, L.P.

February 3, 2026

This report is prepared for the information of Everflow, its shareholders, and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Everflow, and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by Everflow.

Based on data and information provided by Everflow, and the specified economic parameters, operating conditions, and government regulations considered applicable as of December 31, 2025, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of Everflow in those certain properties included in this report.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of qualified reserves evaluator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc. TX Reg. No. F-12302

By:	/s/ D. Randall Wright
D. Randall Wright
President